FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated May 12, 2004 (“Notification of Annual General Meeting")	Page No 1

Document 1

May 11, 2004

To:	Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission ofNewfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières due Québec
Saskatchewan Securities Commission
The Toronto Stock Exchange
The Nasdaq Stock Market

Dear Sirs:

Re: Research In Motion Limited

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:
  Name of the Reporting Issuer:                                                 Research In Motion Limited
  Date Fixed for Meeting:                                                          July 12, 2004
  Record Date for Notice:                                                         June 10, 2004
  Record Date for Voting:                                                         June 10, 2004
  Beneficial Ownership Determination Date:                               June 10, 2004
  Securities to Vote:                                                                  Common
  Securities Entitled to Notice:                                                   Common
  Business to be conducted at the meeting:                                 Routine
  CUSIP Number:                                                                    76097510-2
Yours truly,

Dennis Kavelman
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	May 12, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller